MERIDIAN FUND, INC.
Top 10 Holdings
as of
9/30/2006
Top 10 Holdings
Meridian Equity Income Fund

		Percentage
Holding	Market Value	of Portfolio

Waddell & Reed Financial, Inc. Class A	$856,969	3.0%
Willis Group Holdings, Ltd.	815,100	2.8
Chevron Corp.	799,400	2.8
Diebold, Inc.	792,246	2.7
Leggett & Platt, Inc.	790,948	2.7
Eli Lilly & Co.	789,450	2.7
Mellon Financial Corp.	787,865	2.7
Waste Management, Inc.	783,118	2.7
Bemis Co.	781,247	2.7
Emerson Electric Co.	779,898	2.7

Net Assets	$28,957,028
Meridian Growth Fund

		Percentage
Holding	Market Value	of Portfolio

American Tower Corp. Class A	$56,297,600	3.2%
Willis Group Holdings, Ltd.	49,017,340	2.8
DENTSPLY International, Inc.	45,947,860	2.6
Edwards Lifesciences Corp.	45,214,896	2.5
Affiliated Managers Group, Inc.	44,723,642	2.5
T. Rowe Price Group, Inc.	44,641,658	2.5
Royal Caribbean Cruises, Ltd.	44,630,142	2.5
C. R. Bard, Inc.	44,323,125	2.5
DaVita, Inc.	44,270,550	2.5
Diebold, Inc.	43,457,087	2.4

Net Assets	$1,774,507,436
Meridian Value Fund

		Percentage
Holding	Market Value	of Portfolio

Newell Rubbermaid, Inc.	$50,933,520	3.0%
JPMorgan Chase & Co.	50,716,800	3.0
Baxter International, Inc.	47,742,092	2.8
Waste Management, Inc.	47,394,228	2.8
Pactiv Corp.	46,091,329	2.7
Equity Residential	43,615,134	2.6
Apartment Investment & Management Co. Class A	43,576,969	2.6
Allied Waste Industries, Inc.	42,945,462	2.5
Willis Group Holdings, Ltd.	41,556,800	2.5
Safeway, Inc.	41,467,205	2.4

Net Assets	$1,695,939,479

Top Ten Sectors
9/30/2006
Meridian Equity Income Fund

	Market	Pct.
Sector	Value	Assets

Brokerage & Money Management	$1,644,834	5.7%
Electrical Equipment	$1,558,273	5.4%
Industrial Services	$1,554,067	5.4%
Business Services	$1,544,632	5.3%
Insurance	$1,536,585	5.3%
Consumer Products	$1,533,684	5.3%
Industrial Products	$1,527,163	5.3%
Banking	$1,500,836	5.2%
Paper/Forest Products	$1,496,915	5.2%
Retail	$1,485,639	5.1%

Total Net Assets	$28,957,028
Meridian Growth Fund

	Market	Pct.
Sector	Value	Assets

Retail	$205,538,797	11.6%
Industrial Services	$146,051,915	8.2%
Healthcare Products	$135,485,881	7.6%
Healthcare Services	$129,920,951	7.3%
Brokerage & Money Management	$89,365,300	5.0%
Tech-Software	$87,828,032	5.0%
Industrial Products	$76,912,427	4.3%
Banking	$72,752,247	4.1%
Consumer Services	$72,737,342	4.1%
Business Services	$70,415,921	4.0%

Total Net Assets	$1,774,507,436
Meridian Value Fund

	Market	Pct.
Sector	Value	Assets

Technology	$148,531,925	8.8%
Banking	$146,601,567	8.6%
Industrial Services	$124,130,880	7.3%
Consumer Products	$115,231,401	6.8%
Real Estate	$113,852,484	6.7%
Retail	$100,874,251	5.9%
Industrial Products	$84,632,040	5.0%
Healthcare Products	$79,017,095	4.7%
Energy	$72,644,614	4.3%
Consumer Products/Food & Beverage	$71,799,340	4.2%

Total Net Assets	$1,695,939,479

MERIDIAN FUND, INC. Meridian Equity Income Fund Performance Update 9/30/2006
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarentee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
1/31/2005	$10.00
12/31/2005	10.47	$0.12	5.99%
9/30/2006	11.77	0.13	19.15

For the period ending		Average Annual
30-Sep-06	Total Return	Compound Rate of Return
One Year	15.01%	15.01%
Three Years
Five Years
Ten Years
Since Inception (01/31/05)	19.15%
Portfolio @ 9/30/2006

APPAREL - 2.6%
VF Corp.

AUTO COMPONENTS - 2.6%
Autoliv, Inc. (Sweden)

BANKING - 5.2%
Comerica, Inc.
Regions Financial Corp.

BASIC MATERIALS - 2.6%
PPG Industries, Inc.

BROKERAGE & MONEY MANAGEMENT - 5.7%
Mellon Financial Corp.
Waddell & Reed Financial, Inc. Class A

BUSINESS PRODUCTS - 2.7%
Diebold, Inc.

BUSINESS SERVICES - 5.3%
ABM Industries, Inc.
R. R. Donnelley & Sons Co.

CHEMICALS - 2.6%
RPM International, Inc.

CONSUMER PRODUCTS - 5.3%
Newell Rubbermaid, Inc.
Reynolds American, Inc.

DIVERSIFIED OPERATIONS - 2.7%
E.I. du Pont de Nemours & Co.

ELECTRICAL EQUIPMENT - 5.4%
Emerson Electric Co.
Hubbell, Inc. Class B

FURNITURE & FIXTURES - 2.7%
Leggett & Platt, Inc.

HEALTHCARE PRODUCTS - 2.5%
Johnson & Johnson

INDUSTRIAL PRODUCTS - 5.3%
Bemis Co.
Briggs & Stratton Corp.

INDUSTRIAL SERVICES - 5.4%
Genuine Parts Co.
Waste Management, Inc.

INSURANCE - 5.3%
Lincoln National Corp.
Mercury General Corp.

INSURANCE BROKERS - 2.8%
Willis Group Holdings, Ltd. (United Kingdom)

OFFICE SUPPLIES - 2.7%
Avery Dennison Corp.

OIL & GAS - 2.8%
Chevron Corp.

PAPER/FOREST PRODUCTS - 5.2%
Kimberly-Clark Corp.
Sonoco Products Co.

PHARMACEUTICALS - 2.7%
Eli Lilly & Co.

REAL ESTATE - 2.6%
Equity Residential (a).

RESTAURANTS - 2.6%
IHOP Corp.

RETAIL - 5.1%
Cato Corp. (The) Class A
Limited Brands, Inc.

TELECOMMUNICATIONS SERVICES - 2.7%
BellSouth Corp.

TOYS - 2.6%
Mattel, Inc.

(a)	Real Estate Investment Trust (REIT)

Breakdowns -
Common Stock Cost	$25,372,980
Common Stock%	95.7%
US Treasury Bills	0.0%
Cash and Other Assets Less Liabilities	4.3%

MERIDIAN FUND, INC.
Meridian Growth Fund
Performance Update 9/30/2006
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarentee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
8/1/1984	$10.00
12/31/1984	10.33	$0.00	3.30%
12/31/1985	13.01	0.10	31.24
12/31/1986	13.57	1.23	48.37
12/31/1987	11.51	1.24	36.86
12/31/1988	13.59	0.00	61.59
12/31/1989	15.09	1.12	93.28
12/31/1990	14.55	1.16	102.26
12/31/1991	20.75	1.79	217.18
12/31/1992	23.29	0.60	266.30
12/31/1993	25.87	0.45	314.11
12/31/1994	25.12	0.88	316.40
12/29/1995	29.90	0.85	409.79
12/31/1996	30.08	3.12	466.82
12/31/1997	30.73	5.13	575.83
12/31/1998	24.29	6.64	596.72
12/31/1999	25.40	1.93	689.60
12/31/2000	28.06	4.29	912.30
12/31/2001	28.79	2.84	1061.74
12/31/2002	22.98	0.66	854.67
12/31/2003	33.03	0.92	1311.95
12/31/2004	37.24	0.56	1516.25
12/31/2005	36.57	0.80	1521.56
9/30/2006	40.35	0.00	1689.17

For the period ending		Average Annual
30-Sep-06	Total Return	Compound Rate of Return
One Year	14.93%	14.93%
Three Years	47.10%	13.73%
Five Years	85.98%	13.21%
Ten Years	217.22%	12.24%
Fifteen Years	568.12%	13.50%
Since Inception (8/1/84)	1689.17%	13.90%
Portfolio @ 9/30/2006

AEROSPACE/DEFENSE - 2.0%
BE Aerospace, Inc. *

APPAREL - 1.9%
Carter’s, Inc. *

BANKING - 4.1%
SVB Financial Group *
UCBH Holdings, Inc.

BROKERAGE & MONEY MANAGEMENT - 5.0%
Affiliated Managers Group, Inc. *
T. Rowe Price Group, Inc.

BUSINESS PRODUCTS - 2.5%
Diebold, Inc.

BUSINESS SERVICES - 4.0%
CSG Systems International, Inc. *
Mercury Interactive Corp. *

CELLULAR COMMUNICATIONS - 3.2%
American Tower Corp. Class A *

CHEMICALS - 2.1%
RPM International, Inc.

CONSTRUCTION - 2.0%
Granite Construction, Inc.

CONSUMER SERVICES - 4.1%
Regis Corp.
Rollins, Inc.

HEALTHCARE PRODUCTS - 7.6%
C. R. Bard, Inc.
DENTSPLY International, Inc.
Edwards Lifesciences Corp. *

HEALTHCARE SERVICES - 7.3%
Cerner Corp. *
DaVita, Inc. *
Laboratory Corp. of America Holdings *

HOTELS & LODGING - 2.3%
Las Vegas Sands Corp. *

INDUSTRIAL PRODUCTS - 4.3%
Airgas, Inc.
Dionex Corp. *

INDUSTRIAL SERVICES - 8.2%
Allied Waste Industries, Inc. *
EGL, Inc. *
Republic Services, Inc.
United Rentals, Inc. *

INSURANCE - 2.4%
Mercury General Corp.

INSURANCE BROKERS - 2.8%
Willis Group Holdings, Ltd. (United Kingdom)

LEISURE & AMUSEMENT - 2.5%
Royal Caribbean Cruises, Ltd.

REAL ESTATE - 0.9%
Host Hotels & Resorts, Inc. (a)

RESTAURANTS - 4.0%
CBRL Group, Inc.
Ruby Tuesday, Inc.

RETAIL - 11.6%
Bed Bath & Beyond, Inc. *
Claire’s Stores, Inc.
Foot Locker, Inc.
PetSmart, Inc.
Ross Stores, Inc.
Zale Corp. *

TECHNOLOGY - 1.0%
Zebra Technologies Corp. Class A *

TECH-HARDWARE - 3.8%
American Power Conversion Corp.
Vishay Intertechnology, Inc. *

TECH-SOFTWARE - 5.0%
Advent Software, Inc. *
Cognos, Inc. * (Canada)
Getty Images, Inc. *

TRANSPORTATION - 0.6%
AirTran Holdings, Inc. *

(a)	Real Estate Investment Trust (REIT)

*	non-income producing

Breakdowns -
Common Stock Cost	$1,348,638,300
Common Stock%	95.2%
US Treasury Bills	1.7%
Cash and Other Assets Less Liabilities	3.1%

MERIDIAN FUND, INC.
Meridian Value Fund
Performance Update 9/30/2006
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
2/10/1994	$10.00
12/31/1994	9.62	$0.00	(3.80)%
12/30/1995	11.91	0.00	19.10
12/31/1996	14.85	0.86	57.62
12/31/1997	15.86	2.23	91.30
12/31/1998	18.32	0.47	127.54
12/31/1999	22.69	2.37	214.64
12/31/2000	29.11	1.77	331.49
12/31/2001	32.42	0.08	381.97
12/31/2002	28.09	0.00	317.59
12/31/2003	37.84	0.00	462.53
12/31/2004	38.09	5.39	547.47
12/31/2005	34.63	4.60	566.38
9/30/2006	38.01	0.00	631.42

For the period ending		Average Annual
30-Sep-06	Total Return	Compound Rate of Return
One Year	10.72%	10.72%
Three Years	47.75%	13.90%
Five Years	78.27%	12.26%
Ten Years	390.14%	17.23%
Since Inception (2/94)	631.42%	17.06%
Portfolio @ 9/30/2006

AEROSPACE/DEFENSE - 2.0%
BE Aerospace, Inc. *

AGRICULTURE - 1.3%
Bunge, Ltd.

APPAREL - 1.1%
Liz Claiborne, Inc.

BANKING - 8.6%
AMVESCAP PLC ADR (United Kingdom)
Annaly Capital Management, Inc. (a)
Federated Investors, Inc. Class B
JPMorgan Chase & Co.
Regions Financial Corp.

BASIC MATERIALS - 1.5%
Barrick Gold Corp. (Canada)

BUSINESS PRODUCTS - 1.8%
Diebold, Inc.

CONSUMER PRODUCTS - 6.8%
Newell Rubbermaid, Inc.
Pactiv Corp. *
Universal Corp.

CONSUMER PRODUCTS/FOOD & BEVERAGE - 4.2%
Anheuser-Busch Cos., Inc.
International Flavors & Fragrances, Inc.

ENERGY - 4.3%
El Paso Corp.
GlobalSanteFe Corp.
Hanover Compressor Co. *
Tidewater, Inc.

HEALTHCARE PRODUCTS - 4.7%
Baxter International, Inc.
Beckman Coulter, Inc.
Thoratec Corp. *

HEALTHCARE SERVICES - 1.5%
AmerisourceBergen Corp.

INDUSTRIAL PRODUCTS - 5.0%
Cabot Corp.
Dionex Corp. *
General Electric Co.
Manitowoc Co., Inc. (The)
Sealed Air Corp.
Spartech Corp.

INDUSTRIAL SERVICES - 7.3%
Allied Waste Industries, Inc. *
Sysco Corp.
Waste Management, Inc.

INFORMATION TECHNOLOGY SERVICES - 1.7%
BearingPoint, Inc. *

INSURANCE - 2.6%
Everest Re Group, Ltd. (Barbados)
XL Capital, Ltd. Class A (Bermuda)

INSURANCE BROKERS - 2.4%
Willis Group Holdings, Ltd. (United Kingdom)

OIL & GAS - 1.7%
Kinder Morgan Management, LLC. *

PHARMACEUTICALS - 3.7%
MedImmune, Inc. *
Schering-Plough Corp.

PUBLISHING - 0.7%
Pearson PLC ADR (United Kingdom)

REAL ESTATE - 6.7%
Apartment Investment & Management Co. Class A (a)
Equity Residential (a)
Healthcare Realty Trust, Inc. (a)

RESTAURANTS - 1.3%
Ruby Tuesday, Inc.

RETAIL - 5.9%
HOT Topic, Inc. *
Jean Coutu Group, Inc. Class A (Canada)
Rent-A-Center, Inc. *
Ross Stores, Inc.
Safeway, Inc.

TECHNOLOGY - 8.8%
Analog Devices, Inc.
Entegris, Inc. *
Intersil Corp. Class A
Symbol Technologies, Inc.
Tektronix, Inc.
Western Digital Corp. *
Xilinx, Inc.
Zebra Technologies Corp. Class A *

TELECOMMUNICATIONS EQUIPMENT - 2.3%
Nokia Oyj ADR (Finland)

TELECOMMUNICATIONS SERVICES - 3.3%
Alltel Corp.
DIRECTV Group, Inc. (The) *

UTILITIES - 3.5%
Dynegy, Inc. Class A *
Hawaiian Electric Industries, Inc.
TECO Energy, Inc.

(a)	Real Estate Investment Trust (REIT)

ADR — American Depository Receipt.

*	Non-income producing securities.

Breakdowns -
Common Stock Cost	$1,412,751,031
Common Stock%	94.7%
U.S. Treasury Bills	1.8%
Cash and Other Assets Less Liabilities	3.5%